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EXHIBIT (12)

                    HELLER FINANCIAL, INC. AND SUBSIDIARIES

                        COMPUTATION OF RATIO OF EARNINGS
            TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                             (dollars in millions)




                                                                             For the Six
                                                                             Months Ended
                                                                               June 30,      For the Year Ended December 31,
                                                                             ------------    -------------------------------
                                                                             1997    1996    1996  1995   1994   1993   1992
                                                                             ----    ----    ----  ----   ----   ----   ----
                                                                             (unaudited)
Net income before income taxes and minority interest in
 income of Heller International Group, Inc................................   $132    $ 92    $183   $181   $174   $133  $ 45
                                                                             ----    ----    ----   ----   ----   ----  ----

Add-Fixed charges Interest and debt expense...............................    247     223     452    464    336    264   295
One-third of rentals......................................................      4       3       7      7      6      5     5
                                                                             ----    ----    ----   ----   ----   ----  ----
     Total fixed charges..................................................    251     226     459    471    342    269   300
                                                                             ----    ----    ----   ----   ----   ----  ----
Net income, as adjusted...................................................   $383    $318    $642   $652   $516   $402  $345
                                                                             ----    ----    ----   ----   ----   ----  ----
Ratio of earnings to fixed charges........................................   1.53x   1.41x   1.40x  1.38x  1.51x  1.49x 1.15x
                                                                             ====    ====    ====   ====   ====   ====  ====
Preferred stock dividends on a pre-tax basis..............................      8       8      16     17     17     12     3
     Total combined fixed charges and preferred stock dividends...........   $259    $234    $475   $488   $359   $281  $303
                                                                             ----    ----    ----   ----   ----   ----  ----
Ratio of earnings to combined fixed charges and preferred
  stock dividends.........................................................   1.48x   1.36x   1.35x  1.34x  1.44x  1.43x 1.14x
                                                                             ====    ====    ====   ====   ====   ====  ====

     For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" includes income before income taxes, the minority interest in Heller International Group, Inc. income and fixed charges. "Combined fixed charges and preferred stock dividends" includes interest on all indebtedness, one third of annual rentals (approximate portion representing interest) and preferred stock dividends on a pre-tax basis.